Exhibit 6.1

OFFICE LICENSE AGREEMENT

This Office License Agreement (this “Agreement”) is entered into as of August 7, 2026, and memorializes an arrangement in effect since July 10, 2026, by and between Financial Agency Group (“Licensor”), and ZQ Platforms Inc., a Wyoming corporation (“Licensee”). Licensor and Licensee are affiliates under common management, and Licensor is a principal stockholder of Licensee.

1. License. Licensor hereby grants to Licensee a non-exclusive license to use office facilities at 255 S Orange Avenue Suite 104, #1261, Orlando, Florida 32801 (the “Premises”), consisting of: (a) office facilities and meeting-room access; (b) mailing and administrative facilities; and (c) use of the Premises as Licensee’s principal executive office, including for the maintenance of Licensee’s corporate records and for meetings with Licensee’s business contacts, technical collaborators and service providers.

2. License Fee. In view of the affiliated relationship of the parties and Licensee’s early stage of development, the license is granted at no cost to Licensee. The parties acknowledge that the value of the facilities made available hereunder is not material, and that this arrangement is disclosed in Licensee’s offering statement on Form 1-A under “Related-Party Transactions.”

3. Term; Termination. The term of this Agreement commenced as of July 10, 2026 and continues on a month-to-month basis until terminated by either party upon thirty (30) days’ prior written notice. Termination shall not affect Licensee’s obligation to remove its property and records from the Premises within thirty (30) days following termination.

4. Licensor Authority. Licensor represents that it holds the Premises under an executive office license and that it has the right to make the facilities described herein available to Licensee. Licensee’s use of the Premises shall at all times comply with the terms of Licensor’s underlying license and all applicable building rules.

5. Relationship of the Parties. This Agreement creates a license only and does not create a lease, tenancy, partnership, joint venture or agency relationship between the parties. Licensee shall have no interest in the Premises other than the contractual license granted hereby.

6. Insurance; Liability. Each party shall be responsible for its own property and personnel at the Premises. Neither party shall be liable to the other for indirect, incidental or consequential damages arising out of this Agreement.

7. Approval. This Agreement and the arrangement memorialized hereby have been approved by the board of directors of Licensee, including in the written consent of the board of directors of Licensee effective as of July 22, 2026.

8. Miscellaneous. This Agreement constitutes the entire agreement of the parties with respect to its subject matter, may be amended only in writing signed by both parties, and shall be governed by the laws of the State of Florida. This Agreement may be executed in counterparts, each of which shall be deemed an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LICENSOR: FINANCIAL AGENCY GROUP

/s/ Manish Prakash

Name: Manish Prakash

Title: Chief Financial Officer and Director

LICENSEE: ZQ PLATFORMS INC.

/s/ Rahul Malhotra

Name: Rahul Malhotra

Title: Chief Executive Officer